RW-1 REQUEST FOR WITHDRAWAL OF FORM 15

Gunther Grant, Inc.

133 East Main Street East Islip, New York 11730

(631) 224-8450

November 12, 2008

Via Edgar Transmission

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington, D.C. 20549-0405

Att: H. Roger Schwall

Re:	Gunther Grant, Inc.

Form 15

Filed October 23, 2008;

File No. 001-33969

Dear Mr. Schwall,

Gunther Grant, Inc. (the “Company”) respectfully requests the immediate withdrawal of the Form 15 filed October 23, 2008. We wish to withdraw said form due to the fact that it was incorrectly filed due to an incorrect file number.

If the Commission consents to the withdrawal of the Form 15, the Company intends to immediately re-file same with the correct file number.

If you have any questions regarding this withdrawal request, please contact me directly at (631) 224-8450.

Sincerely,

/s/ Grant Newsteder

Cc:	Kevin Stertzel

Jill Davis